UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 16, 2012, entitled "Annual general meeting approves dividend of NOK 6.50 per share ".

Annual general meeting approves dividend of NOK 6.50 per share

On 15 May 2012 the general meeting in Statoil ASA (OSE: STL, NYSE: STO) adopted the annual report and accounts for Statoil ASA for 2011, as proposed by the board of directors.

The annual accounts and the annual report for Statoil ASA and the Statoil group for 2011 were approved, and a dividend of NOK 6.50 per share will be distributed. The dividend accrues to the shareholders as of 15 May 2012, with expected dividend payment on 30 May 2012. The expected payment date for dividends in USD under the US American Depository Receipts (ADR) program is 11 June 2012.

Statoil's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex-dividend as of 16 May 2012. American Depositary Shares (ADS) listed on the New York Stock Exchange will be traded ex dividend as of 17 May 2012.

The following persons are elected as members of the corporate assembly for the period up to the ordinary general meeting in 2014:

  Olaug Svarva (existing member and chair)
  Idar Kreutzer (existing member and deputy chair)
  Karin Aslaksen (existing member)
  Greger Mannsverk (existing member)
  Steinar Olsen (existing member)
  Ingvald Strømmen (existing member)
  Rune Bjerke (existing member)
  Tore Ulstein (existing member)
  Live Haukvik Aker (existing member)
  Siri Kalvig (existing member)
  Thor Oscar Bolstad (existing member)
  Barbro Hætta (existing member)

The following persons are elected as deputy members of the corporate assembly for the period up to the ordinary general meeting in 2014:

  deputy member: Arthur Sletteberg (existing deputy member)
  deputy member: Bassim Haj (new deputy member)
  deputy member: Anne-Margrethe Firing (existing deputy member, former 2. deputy)
  deputy member: Linda Litlekalsøy Aase (existing deputy member, former 3. deputy)

The general meeting gave its approval of the board's statement on stipulation of salary and other remuneration for the executive management. It also approved the remuneration to the company's auditor, the corporate assembly and the nomination committee.

The general meeting approved KPMG AS as new auditor for Statoil ASA.

The general meeting authorised the board to acquire shares in Statoil ASA in the market in order to continue the share saving plan for employees. The general meeting also authorised the board to acquire shares in Statoil ASA in the market for subsequent annulment.

A shareholder proposed that Statoil should divest its interests in oil sands extraction in Canada. The proposal was not adopted.

Please find the minutes of the ordinary general meeting enclosed.

MINUTES OF
THE ANNUAL GENERAL MEETING
OF STATOIL ASA
15 MAY 2012

The annual general meeting of Statoil ASA was held on 15 May 2012 at Stavanger Forum, Gunnar Warebergsgate 13, Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the president and CEO and the company’s auditor were in attendance. Company secretary Benedikte Bjørn recorded the minutes of the meeting.

The  agenda was as follows:

  Opening of the annual general meeting by the chair of the corporate assembly
  Olaug Svarva, chair of the corporate assembly, opened the meeting.

  Registration of attending shareholders and proxies
  A list of shareholders represented at the annual general meeting, either by advance voting, in person or by proxy, is attached in Appendix 1 to these minutes.

  Election of a chair of the meeting
  The general meeting agreed as proposed on the following resolution:

  “Olaug Svarva, chair of the corporate assembly, is elected chair of the meeting.”

  Approval of the notice and the agenda
  The general meeting agreed on the following resolution:

  “The notice and proposed agenda are approved.”

  Election of two persons to co-sign the minutes together with the chair of the meeting
  The general meeting adopted the following resolution:

  “Johan A. Alstad and Anne Karin Ferkingstad are elected to co-sign the minutes with the chair of the meeting.”

  Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2011 including the board of directors’ proposal for distribution of dividend
  The chair of the meeting informed the general meeting that the annual report and accounts, the auditor’s report and the recommendation from the corporate assembly have been made available on the company’s webpage. Recitation was therefore not necessary.

  In accordance with the proposal of the board, the general meeting adopted the following resolution:

  “The annual accounts and the annual report for 2011 for Statoil ASA and the Statoil group are approved.

  A dividend of in total NOK 6.50 per share is distributed.”

  The chair of the meeting informed that the dividend accrues to the shareholders as of 15 May 2012. Expected payment date is 30 May 2012.

  Proposal from a shareholder
  A shareholder had proposed that Statoil shall withdraw from oil sands extraction in Canada. The shareholder’s proposal was not adopted.

  Declaration on stipulation of salary and other remuneration for executive management
  Chair of the board of directors Svein Rennemo presented the board’s statement relating to  executive management remuneration, included in note 5 to the annual accounts for Statoil ASA, prepared in accordance with accounting principles generally accepted in Norway (NGAAP).

  The general meeting gave its support to the board’s statement on stipulation of salary and other remuneration for executive management.

  Determination of remuneration for the company’s auditor
  The general meeting adopted the following resolution:

  “Remuneration to the auditor for 2011 of NOK 21,388,373 for Statoil ASA is approved.”

  Election of external auditor
  Chair of the corporate assembly, Olaug Svarva, outlined the proposal from the corporate assembly to elect KPMG AS as the company’s new external auditor. In accordance with the proposal from the corporate assembly, the general meeting adopted the following resolution:

  “The general meeting elects KPMG AS as new auditor for Statoil ASA.”
  Election of members to the corporate assembly
  In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

  “The following persons are elected to serve as members of the corporate assembly for the period up to the annual general meeting in 2014:
    Olaug Svarva (nominated to serve as chair at the election of the corporate assembly) (re-election)
    Idar Kreutzer (nominated to serve as deputy chair at the election of the corporate assembly) (re-election)
    Karin Aslaksen (re-election)
    Greger Mannsverk (re-election)
    Steinar Olsen (re-election)
    Ingvald Strømmen (re-election)
    Rune Bjerke (re-election)
    Tore Ulstein (re-election)
    Live Haukvik Aker (re-election)
    Siri Kalvig (re-election)
    Thor Oscar Bolstad (re-election)
    Barbro Hætta (re-election)

    The following persons are elected to serve as deputy members of the corporate assembly for the period up to the annual general meeting in 2014:

    deputy member: Arthur Sletteberg (re-election)
    deputy member: Bassim Haj (new)
    deputy member: Anne-Margrethe Firing (re-election, formerly 2nd deputy)
    deputy member: Linda Litlekalsøy Aase (re-election, formerly 3rd deputy)”

  Determination of remuneration for the corporate assembly
  In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

  The remuneration to the corporate assembly is set at:

Chair	NOK 107,900 per annum
Deputy chair	NOK 56,800 per annum
Members	NOK 39,900 per annum
Deputy members	NOK 5,700 per meeting"

  Election of members to the nomination committee
  In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:
  “The following persons are elected to serve as members of the nomination committee for the period up to the annual general meeting in 2014:

Olaug Svarva, leder	(re-elected as chair)
Tom Rathke	(re-election)
Live Haukvik Aker	(re-election)
Ingrid Dramdal Rasmussen	(re-election)"

  Determination of remuneration for the nomination committee
  In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

  “The remuneration to the nomination committee is set at:

Chair	NOK 10,800 per meeting
Members	NOK 8,000 per meeting”

  Authorisation to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees
  In accordance with the proposal of the board, the general meeting adopted the following resolution:

  “The board of directors is authorised on behalf of the company to acquire Statoil ASA shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 27,500,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

  The authorisation is valid until the next annual general meeting, but not beyond 30 June 2013.

  This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 19 May 2011.”

  Authorisation to acquire Statoil shares in the market for subsequent annulment
  In accordance with the proposal of the board, the general meeting adopted the following resolution:

  “The board of directors of Statoil ASA is hereby authorised to acquire in the market, on behalf of the company, Statoil ASA shares with a face value of up to NOK 187,500,000.

  The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

  Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company’s share capital, pursuant to the Public Limited Companies Act section 12-1.

  The authorisation is valid until the next ordinary general meeting.”

 *****

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 15 May 2012

___/s/ Olaug Svarva	___/s/ Johan A. Alstad	___/s/ Anne Karin Ferkingstad
Olaug Svarva	Johan A. Alstad	Anne Karin Ferkingstad

Appendix 1: Overview of shares represented at the ordinary general meeting, either by advance voting, in person or by proxy.

VPS GeneralMeeting

Total represented

ISIN:	NO0010096985 STATOIL ASA
General meeting date:	15/05/2012 17.00
Today:	15.05.2012

Number of persons with voting rights represented/attended : 110

	Number of shares	% sc
Total shares	3,188,647,103
--TotalRepresentedBehKodeEnum.COS--	6,425,105
Total shares with voting rights	3,182,221,998
Represented by own shares	2,243,914,785	70.51%
Represented by advance vote	217,084	0.01%
Sum own shares	2,244,131,869	70.52%
Represented by proxy	15,103,752	0.48%
Represented by voting instruction	138,052,558	4.34%
Sum proxy shares	153,156,310	4.81%
Total represented with voting rights	2,397,288,179	75.33%
Total represented by share capital	2,397,288,179	75.18%

Registrar for the company:		Signature company:
DNB NOR BANK ASA		STATOIL ASA
By:	___/s/ Grethe Nes	By:	___/s/ Benedikte Bjørn
	Name: Grethe Nes		Name: Benedikte Bettina Bjørn

Appendix 2 to these minutes, (The voting results for the individual issues.) is available on the company's website.

Further information:

Investor relations
Hilde Merete Nafstad, senior vice president for investor relations,
Tel: +47 957 83 911

Morten Sven Johannessen, vice president for investor relations USA,
Tel: + 1 203 570 2524

Press
Jannik Lindbæk Jr., vice president for media relations,
Tel: +47 97 75 56 22

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 16, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer